# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALCIMEDICA, INC., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 06/23/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-25-007253
Filed by CIK 0001886343

## Reporting persons
- Avenue Venture Opportunities Fund II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,641,163 (4.99% of the class)
  Comment: (1) Aggregate amount beneficially owned includes 3,000,000 shares of common stock issuable upon conversion of a loan to Issuer in the principal amount of $3 million and 1,641,163 shares of common stock issuable upon exercise of warrants outstanding. Such loan is convertible at any time at lender's option at a per share conversion price of $1.00. As more fully described in Item 4, ownership is limited to the 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. The securities reported in row (9) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in row (9).
  
  (2) Percent of class is based on 30,736,401 fully diluted shares of Common Stock of CalciMedica, Inc. (the "Issuer") outstanding as of June 24, 2026.
- Avenue Capital Management II, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,641,163; shared voting power 0; sole dispositive power 4,641,163; shared dispositive power 0; aggregate amount beneficially owned 4,641,163 (4.99% of the class)
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Manager") of Avenue Venture Opportunities Fund II, L.P. (the "Fund"). The general partner of the Fund has delegated all management authority to Manager and therefore, Manager has sole voting and dispositive power over all securities of Issuer held by the Fund but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 4, ownership is limited to the 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. The securities reported in rows (5), (7) and (9) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (7) and (9).
  
  (2) Percent of class is based on 30,736,401 shares of Common Stock of Issuer outstanding as of June 24, 2026.
- Avenue Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,641,163 (4.99% of the class)
  Comment: (1) Avenue Venture Opportunities Partners II, LLC ("AVOPII") is the general partner of the Fund. AVOPII has delegated voting and dispositive power over securities held by the Fund to Manager and disclaims beneficial ownership of securities held by the Fund, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 4, ownership is limited to the 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. The securities reported in row (9) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in row (9).
  
  (2) Percent of class is based on 30,736,401 shares of Issuer's common stock outstanding as of June 24, 2026.
- GL Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,641,163 (4.99% of the class)
  Comment: (1) GL Venture Opportunities Partners II, LLC ("GLVOPII") is the managing member of AVOPII, the general partner of the Fund. GLVOPII has no voting or dispositive power over securities held by the Fund and disclaims beneficial ownership of securities held by the Fund, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 4, ownership is limited to the 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. The securities reported in row (9) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in row (9).
  
  (2) Percent of class is based on 30,736,401 shares of Issuer's common stock outstanding as of June 24, 2026.
- Marc Lasry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,641,163 (4.99% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of GLVOPII and therefore, is the ultimate beneficial owner of the Fund. Mr. Lasry does not have voting or dispositive power over securities held by the Fund. As more fully described in Item 4, ownership is limited to the 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. The securities reported in row (9) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in row (9).
  
  (2) Percent of class is based on 30,736,401 shares of Issuer's common stock outstanding as of June 24, 2026.

## Item 1. Issuer
Name of issuer: CALCIMEDICA, INC.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California 92037

## Item 2. Person Filing
Name of person filing:
Avenue Venture Opportunities Fund II, L.P.,
Avenue Capital Management II, L.P.,
Avenue Venture Opportunities Partners II, LLC,
GL Venture Opportunities Partners II, LLC,
Marc Lasry
Address of principal business office or, if none, residence:
Avenue Capital Group
11 West 42nd Street, 9th Floor,
New York, New York 10036
Citizenship:
Avenue Venture Opportunities Fund II, L.P., Avenue Capital Management II, L.P., Avenue Venture Opportunities Partners II, LLC, and GL Venture Opportunities Partners II, LLC are organized under the laws of the State of Delaware.
Marc Lasry is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 3 (this "Amendment") amends the Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on May 28, 2025, as amended by Amendment No. 1 filed with the SEC on September 2, 2025 and Amendment No. 2 filed with the SEC on September 9, 2025 (collectively, the "Schedule 13G"), with respect to the common stock, par value $0.0001 per share (the "Common Stock") of Issuer. This Amendment is being filed solely to amend the Reporting Persons' beneficial ownership of the Common Stock.

On June 23, 2026 (the "Effective Date"), Issuer entered into the First Amendment to Loan Documents (the "First Amendment") to amend that certain Loan and Security Agreement and that certain Supplement to the Loan and Security Agreement, each dated as of February 28, 2025 (together, the "Loan Agreement") with Avenue Venture Opportunities Fund II, L.P. as "Lender" and Avenue Capital Management II, L.P., as administrative agent and collateral agent (collectively, the "Lenders"). Pursuant to the Loan Agreement, an aggregate of up to $32 million in capital growth loans (the "Loan"), was to be funded in three tranches, as described in the Loan Agreement. Tranche I of the Loans funded on February 28, 2025. Tranche II was made available to Issuer between September 1, 2025 and March 31, 2026. Tranche III was made available to Issuer between October 1, 2025 and March 31, 2026. Funding of each of Tranche II and Tranche III was subject to, among other things, the achievement of certain milestones. The aggregate principal amount outstanding under the First Amendment is $10,000,000.

The First Amendment includes a 4.99% "blocker" provision designed to prevent Reporting Persons from being beneficial owners of more than 4.99% of the Issuer's common stock. Pursuant to the terms of the First Amendment, the Reporting Persons cannot convert any portion of the Loan to the extent the Reporting Persons would beneficially own, after any such conversion, more than 4.99% of the outstanding shares of Issuer's common stock (the "Blocker"). Consequently, as of the date reported herein, the Reporting Persons are not able to fully convert their Loan due to the Blocker. The Blocker of 4.99% may be changed to up to 19.99% at the Reporting Persons' election upon at least 61 days' notice to the Issuer.

Pursuant to the First Amendment, Lenders have the right, in their discretion, at any time and from time to time, while the Loan is outstanding, to convert up to $3 million of the outstanding principal amount of the Loan into Issuer's common stock at a price per share equal to $1.00, or in lieu of Issuer's common stock in the event conversion would exceed the 4.99% Blocker, pre-funded warrants to purchase shares of Issuer's common stock which would include a 4.99% Blocker.
Percent of class: The information required by this Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto, is incorporated herein by reference for each such Reporting Person, and is qualified by the preceding description of ownership in this Item 4.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Power of Attorney dated January 28, 2019 (filed as Exhibit 99.1 to Schedule 13G on October 3, 2024).

https://www.sec.gov/Archives/edgar/data/1792691/000182912624006629/beyondair_ex99-1.htm

Exhibit 99.2 Joint Filing Agreement (filed as Exhibit 99.2 to Schedule 13G on May 28, 2025).

https://www.sec.gov/Archives/edgar/data/1534133/000182912625004015/calcimedica_ex99-2.htm

## Signatures
- Avenue Venture Opportunities Fund II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member GL Venture Opportunities Partners II LLC, Man. Mbr Avenue Venture Opportunities Partners II LLC, Gen. Ptnr. (06/25/2026)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of Avenue Capital Management II GenPar, LLC, General Partner. (06/25/2026)
- Avenue Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of GL Venture Opportunities Partners II, LLC, Managing Member (06/25/2026)
- GL Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member (06/25/2026)
- Marc Lasry: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry (06/25/2026)